(Mindspeed Letterhead)

March 5, 2008

Via Facsimile, EDGAR and U.S. Mail

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Kate Tillan

Re:	Mindspeed Technologies, Inc.
Form 10-K for the fiscal year ended September 30, 2007
Filed November 30, 2007
File No. 000-50499
Form 10-Q for the fiscal quarter ended December 31, 2007
Filed February 6, 2008
File No. 000-50499

Dear Ms. Tillan:

This letter sets forth the responses of Mindspeed Technologies, Inc. (“we” or the “Company”), to a comment letter dated February 20, 2008 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 8. Financial Statements and Supplementary Data, page 48

Note 2: Summary of Significant Accounting Policies, page 53

Fiscal Periods, page 53

1.    We note that although your fiscal years ended September 29, 2007 and September 29, 2006, you present consolidated balance sheets and income statements as of and for the periods ended September 30, 2007 and 2006 for ease of presentation.

•                  Please confirm that your financial statement are in fact presented as of and for the 52 weeks ended September 28, 2007 and September 29, 2006.  Otherwise, please clearly explain the adjustments you made in order to present the information as of September 30th of each year.

•                  Tell us why management believes such presentation is appropriate.

•                  Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheets dated September 30, 2007 and 2006 and income statements and cash flows for periods ended September 30, 2007 and 2006, although the actual period ended on a different days and covered different periods, are appropriate and complies with Article 2 of Regulation S-X and PCAOB standards.

Response: The Company confirms that our financial statements are presented as of and for the 52 weeks ended September 28, 2007 and September 29, 2006.   Each year contained activity through these actual fiscal year end dates and no activity was added or deleted to provide results through September 30th. Using this methodology, most quarters have 13 weeks and end on a Friday and most fiscal years consist of 52 weeks and end on the Friday closest to September 30th.  This provides a very high level of comparability between quarters and fiscal years. Ending each quarter on a Friday also results in the same number of business days in each quarter to enhance comparisons between quarters.  The results from the 14 week quarter and 53 week fiscal year required every six years to utilize this method are fully disclosed in the affected periods.  In our future filings, we will note the actual period end date on the face of the financial statements.  We have discussed the above presentation with our auditors who confirm that their report included in our September 30, 2007 Form 10-K properly identifies the financial statements covered by their report when read in connection with our financial statements and related disclosures.  Their report in the future will conform to our disclosure change indicated above.

In this regard, please address the first two bullet points as they relate to your Form 10-Q filed on February 6, 2008 for the fiscal quarterly period ended December 28, 2007.

Response: The Company confirms that our financial statements are presented as of and for the 13 weeks ended December 28, 2007.   The quarterly activity presented was through December 28, 2007 and no activity was added or deleted to provide results through December 31, 2007.  Please see our explanation included above as to why management believes it is appropriate to use a 13 week quarter.  In our future filings, we will note the actual period end date on the face of the financial statements.

Revenue Recognition, page 53

2.    We note that because of agreements granting distributors the right to return unsold product, you defer recognizing revenue on sales made to these distributors until the distributors sell the products to a third party.  We note that when you defer recognizing revenue, you record a current liability on the balance sheet under the “deferred revenue” caption.

•                  Tell us and revise the note in future filings to clarify how you treat the cost of sales made to distributors.

•                  Explain to us how that you considered the guidance in paragraph 6 of SFAS 48, if at all, in determining the appropriate accounting treatment.

•                  If you defer costs, tell us and revise in future filings to disclose how the deferred costs are presented on your balance sheet.

•                  Describe to us the methodology, if any, employed to evaluate the deferred costs for impairment and the authoritative literature in US GAAP on which you base that policy.

•                  To the extent you present both the deferred costs of sales and the deferred gross revenue within the deferred revenue current liability caption of the balance sheet, please explain how that presentation complies with paragraph 5 of FIN 39 which permits the offsetting of assets and liabilities only when a legal right of setoff exists.

Response: We advise the staff that in our statement of operations, we defer both the revenue and related cost of inventory on shipments to our distributors who have price concessions and rights of return, on a gross basis consistent with SAB 104, SAB 13A.4 and SFAS 48.  We believe this presentation is consistent with SAB Topic 13, Item A. “Selected Revenue Recognition Issues”, Part 4 “Fixed or determinable sales price” (SAB 13A.4) as we defer 100% of the revenue and 100% of the inventory costs.

We defer revenue recognition at the time we ship products to our distributors because the ultimate sales price to the end customer is neither fixed nor determinable as required by SFAS No. 48, paragraph 6 a). Our distributors negotiate selling prices with their customers and, accordingly, they frequently request price discounts from us. Such discounts vary based on the customer, product, quantity ordered, geographic location and other factors. Once the distributor has resold the product, and our final sales price is fixed and determinable, we recognize revenue and related costs of sales. Also, at this time, the distributor’s right to return the product expires and therefore SFAS No. 48 paragraph 6 f) is satisfied.

With regards to our balance sheet presentation, we present deferred revenue and costs of inventory on our consolidated balance sheet, net, within the caption “Deferred revenue”. We will revise future filings to disclose how these deferred inventory costs are presented in our balance sheet.  (Our revised revenue recognition policy disclosure is included in our response to question 4. below.)

We evaluate deferred costs for impairment in conjunction with our on-going review of inventory held by the Company and held by our distributors.  In accordance with ARB 43, if events or circumstances indicate that the ultimate selling price of the inventory by the distributor will be lower than the cost of the inventory deferred on this product, an impairment charge is recorded.  This charge reduces the value of deferred inventory costs to the price for which we anticipate the distributor will ultimately sell the product and base their request for a price discount upon.  Additionally, we evaluate our products included in deferred cost of sales for obsolescence in order to anticipate product that will be returned by the distributor and scrapped by the Company.  An impairment charge is recorded on any products included in deferred cost of sales that we have determined to be obsolete.  By reviewing deferred inventory costs in the manners discussed above, we ensure that any portion of deferred inventory costs that are not recoverable from future contractual revenue are charged to expense.

With regards to compliance with paragraph 5 of FIN 39, we do not believe FIN 39 directly applies in this situation.  Part a. of paragraph 5 of FIN 39 requires two parties owing each other determinable amounts.  We do not have two parties who owe amounts in this situation, and therefore do not believe FIN 39 is applicable guidance.   Instead, we reference the definition of an asset under Concepts Statement No. 6, which states that assets are probable future economic benefits.  The cost of inventory deferred on our balance sheet does not directly provide us with future economic benefit.  Therefore, we believe net presentation within the deferred revenue liability is more appropriate than classification of the deferred costs as a current asset on our balance sheet.

3.    We note you do not discuss, or present a separate caption for, inventory held at distributors, which appears to indicate that you relieve inventory at the time of sale to your distributors.  As we note from page 53 that distributors can return physical inventory to you and you are unable to reasonably estimate the amount of the inventory that may be returned, please discuss your rationale under US GAAP for relieving inventory at the time of shipment to the distributor. Please reference the specific authoritative literature on which you have based your policy.

Response: For purposes of balance sheet presentation, we believe that recording net deferred revenue on shipments to distributors is more appropriate than the alternative presentation of recording deferred revenue for the sales and recording inventory sold to distributors as an asset.  We also submit that this is common industry practice amongst semiconductor companies that sell to distributors.  We believe that presenting inventory that has been sold as an asset on the balance sheet would be misleading, as it does not meet the definition of an asset under Concepts Statement No. 6, as discussed in our response to question 2. above, nor meet the definition of inventory as defined by ARB 43, for the following reasons:

•                  We have no benefits associated with the possession or control of the inventory shipped to distributors;

•                  We do not have title nor risk of loss with respect to the products already shipped to distributors (standard invoice terms are FOB or Ex-works shipping point);

•                  We have no rights to direct return or cause any other disposition of the inventory once it has been shipped to the distributor;

•                  We do not directly or indirectly control the use of the product once it has been shipped to the distributor;

•                  The inventory is not subject to any consignment arrangements; and

•                  The deferral of revenue due to price concessions while inventory is held at the distributor does not equate to continuous direct or indirect ownership of the inventory by us.

4.    In this regard, we note that the disclosure of your revenue recognition policy appears general and does not discuss how the criteria for recognizing revenue interact with your revenue generating activities.  Please tell us and revise future filings to disclosure how the revenue recognition criteria as outlined in your policy are specifically applied for your revenue generating transactions.

Response: We propose to expand our revenue recognition policy disclosure to include how the criteria for recognizing revenue interact with each of our specific revenue generating activities.  The expanded policy disclosure is included below and will be included in future filings.

“We recognize revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) our price to the customer is fixed or determinable; and (iv) collection of the sales price is reasonably assured. We generate revenues from direct product sales, sales to distributors, development agreements and the sale and license of intellectual property.

We recognize revenues on products shipped directly to customers at the time the products are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement, and the four above mentioned revenue recognition criteria are met.

We recognize revenues on sales to distributors based on the rights granted to these distributors in our distribution agreements.  We have certain distributors who have been granted return rights and receive credits for changes in selling prices to end customers, the magnitude of which is not known at the time products are shipped to the distributor.  Under these agreements, we defer recognition of revenue until the products are resold by the distributor, at which time our final net sales price is fixed and distributor’s right to return the products expires.  At the time of shipment to these distributors, we record a trade receivable at the invoiced selling price because there is a legally enforceable obligation from the distributor to pay us currently for product delivered, we relieve inventory for the carrying value of products shipped because legal title has passed to the distributor, and we record deferred revenue and deferred cost of inventory under the “Deferred revenue” caption in the liability section of our consolidated balance sheets.

We recognize revenues from other distributors at the time of shipment and title and risk of loss transfer to the distributor, in accordance with the terms specified in the arrangement, and the four above mentioned revenue recognition criteria are met. These distributors may also be given business terms to return a portion of inventory, however they do not receive credits for changes in selling prices to end customers. At the time of shipment, product prices are fixed and determinable and the amount of future returns can be reasonably estimated and accrued.

Revenue from the sale and license of intellectual property is recognized when the above mentioned four criteria are met. Development revenue is recognized when services are performed and customer acceptance has been received and was not significant for any of the periods presented.”

*              *              *

As requested by the Staff, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments.  If you have any further questions or comments, please direct your questions or comments to the undersigned at (949) 579-4160.

Very truly yours,

Mindspeed Technologies, Inc.

By:	/s/ Simon Biddiscombe
Simon Biddiscombe
Senior Vice President, Chief Financial Officer, Secretary and Treasurer